Item 77I Deutsche Massachusetts Tax-Free Fund
(a series of Deutsche State Tax-Free Income
Series)

The Class B shares of Deutsche Massachusetts Tax-
Free Fund were converted to Class A shares effective on or about February 10, 2016. Effective on or about February 12, 2016, the Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of the Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.